HOMETOWN INTERNATIONAL, INC.

25 E. Grant Street

Woodstown, NJ, 08098

(856) 759-9034

October 13, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

100 F Street, N.W.

Washington, D.C. 20549-0406

Attention: Scott Anderegg, Staff Attorney
                    Mara Ransom, Office Chief

Re:	Hometown International, Inc.
Registration Statement on Form S-1
Filed June 8, 2020
File No. 333-238999

Dear Sir/Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Hometown International, Inc., a Nevada corporation (the “Company”), hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated to 4:00 p.m. EST on Thursday, October 15, 2020, or as soon thereafter as practicable.

The Company acknowledges that:

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HOMETOWN INTERNATIONAL, INC.

By:	/s/ Paul F. Morina
Paul F. Morina
President